EXHIBIT 99.2

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 29, 2005 and for the three quarters ended November 5, 2005 and November 6, 2004.

	November 5, 2005 (40 weeks)	November 6, 2004 (40 weeks)	January 29, 2005 (52 weeks) (as restated)	January 31, 2004 (52 weeks) (as restated)	February 1, 2003 (52 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks) (as restated)
	(in millions of dollars)
Earnings:
Earnings before tax expense(1)	$1,073	$865	$286	$739	$1,950	$1,706	$1,525
Fixed charges(1)	692	744	950	983	1,000	1,032	1,065
Capitalized interest	(5)	(4)	(5)	(5)	(5)	(9)	(7)

	$1,760	$1,605	$1,231	$1,717	$2,945	$2,729	$2,583

Fixed charges:
Interest(1)	$399	$445	$562	$609	$624	$659	$688
Portion of rental Payments deemed to be interest	293	299	388	374	376	373	377

	$692	$744	$950	$983	$1,000	$1,032	$1,065
Ratio of earnings to fixed charges(1)	2.5	2.2	1.3	1.7	2.9	2.6	2.4

(1)	Amounts have been adjusted for the Company’s adoption of SFAS No. 145 on February 2, 2003. Adoption of this Statement required the Company to reclassify the debt extinguishments recorded as extraordinary items in prior periods as interest expense in those periods. These debt extinguishments totaled $19 million and $5 million, pre-tax, in the fiscal years ended February 1, 2003 and February 3, 2001, respectively. There were no debt extinguishments recorded as extraordinary items during the fiscal year ended February 2, 2002.